Exhibit 99.1

Nano Dimension Enters Japanese Market with Sale of Award-Winning

DragonFly Pro 3D Printer to one of Japan’s Largest PCB Manufacturers

CMK Corporation to leverage Nano Dimension additive manufacturing technology to accelerate development in electronics sector

NESS ZIONA, Israel, May 6, 2019 –Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced its entry into the Japanese market with the sale of the award-winning DragonFly™ Pro 3D printing platform to CMK Corporation in Tokyo, one of Japan’s largest printed circuit board (PCB) manufacturers.

CMK will use the DragonFly Pro multi-material additive manufacturing system for faster prototyping cycles of printed wiring boards (PWB) during early development stage, and use it to take new various suggestions of PWB shapes or layer structures to their customers. CMK believes that their development products can be completed earlier using this 3D printing machine for PWB.

The DragonFly Pro system is currently the only one-stop solution for additive manufacturing of electronics. It enables designers to move rapidly from concept and design validation to production of precision electronic components, providing efficiency and cost savings, keeping the entire process securely in-house, with the final product ready in a matter of hours – a current industry record.

With more than 50 years of experience in manufacturing PWBs, CMK derives about 70% of its sales from automotive electronics – from circuit prototypes for car accessories, to highly complex electronic control systems, engine management systems and applications for autonomous vehicles essential in the era of connected cars.

The Japanese automotive industry has been the dominant force in global automotive manufacturing and innovation for decades. According to recent market reports1, the Asia-Pacific market is the largest regional market for automotive PCBs. The Asia-Pacific region comprises emerging economies such as China and India along with developed economies such as Japan and South Korea. The rapid adoption of advanced automotive electronics, growing consumer purchasing power, and consumer expectations for safety features are the key factors driving the automotive PCB market in the Asia-Pacific region.

“We are thrilled to expand into the innovative Japanese electronics market and look forward to working directly with CMK, a global leader in electronics and PCB technologies,” said Gilad Reshef, APAC director at Nano Dimension. “Our experts have the capability and know-how for PCB technologies and accelerate the development of precision additive manufacturing for electronics. We are the only company capable to provide this type of in-house manufacturing process, so printed electronics can offer a wide design and manufacturing freedom.”

1 Automotive PCB Market - Global Forecast to 2025
https://www.marketsandmarkets.com/Market-Reports/automotive-pcb-market-12448564.html

About Nano Dimension Ltd.

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products, CMK’s use of the DragonFly Pro and working with CMK. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 14, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Yael Sandler, CFO | ir@nano-di.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com